Sun Life

Sun Life completes offering of
Limited Recourse Capital Notes

TORONTO, ON – (June 30, 2021) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) (the "Notes"). The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

In connection with the issuance of the Notes, the Company issued 1 million Class A Non-Cumulative Rate Reset Preferred Shares Series 14 (the "Series 14 Shares") to be held by Computershare Trust Company of Canada as trustee of a newly formed trust (the "Limited Recourse Trust"). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of Series 14 Shares except in limited circumstances.

The Notes and the Series 14 Shares were issued under a prospectus supplement dated June 24, 2021, issued pursuant to the Company's short form base shelf prospectus dated March 19, 2021, both of which are available on the SEDAR website for the Company at www.sedar.com. The Notes were sold on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets and TD Securities.

Neither the Notes nor the Series 14 Shares have been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of $1,304 billion. For more information please visit www.sunlife.com. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon Manager, Corporate Communications T. 416-988-0542 irene.poon@sunlife.com	Yaniv Bitton Vice-President, Head of Investor Relations & Capital Markets T. 416-979-6496 investor_relations@sunlife.com